[TBS INTERNATIONAL LIMITED LETTERHEAD]I

June 1, 2007

VIA EDGAR AND HAND DELIVERY

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:  TBS International Limited (“the Company”) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006, filed March 12, 2007
File No. 000-51368

Dear Ms. Cvrkel:

On behalf of TBS International Limited (the "Company"), this letter responds to your letter, dated May 4, 2007, regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which the Company filed with the Securities and Exchange Commission on March 12, 2007. Each of your comments is set forth below, followed by the corresponding response.

Comment 1

Vessel drydockings could adversely affect our cash flow and results of operations. Page 21

We note from your disclosure on page 21 that during 2007 you expect to drydock 20 vessels, which is a higher than normal number of vessels and that the loss of earnings while the vessels are being drydocked, as well as the repositioning of your vessels in response to the dry dockings and the actual costs of the drydockings and possible charter-in expense in response to the drydocking, could have a material adverse effect on your cash flows and results of operations. In this regard, please revise your MD&A to quantify the estimated impact that these drydockings of a higher than normal number of vessels as discussed above will have on your statements of operation and cash flows for 2007.

Response 1

We are unable to quantify any meaningful estimate of the future impact on the Company's statements of operation and cash flows for 2007 of the higher than normal 2007 drydocking schedule. We do not believe that such an estimate would be meaningful because of the significant number of variables, including future economic and shipping market conditions, shipyard congestion, charter rates, cargo opportunities, and future vessel positions.  We respectfully submit to the staff of the Securities and Exchange Commission (the "Staff") that such amounts are not currently subject to reasonable estimation and the disclosure of any attempted quantification consequently would be misleading.

In response to the Staff's comment, the Company expanded Management's Discussion and Analysis in its Form 10-Q for the quarterly period ended March 31, 2007 to state that the Company is unable to estimate at this time any potential impact on future earnings attributable to the higher than normal drydocking schedule for the remainder of 2007 and the reasons therefor. In addition, the Company updated in the Form 10-Q its Form 10-K vessel drydocking disclosures to provide information on the incurred and anticipated capitalized drydocking costs for the first quarter and the remainder of 2007 as well as additional expense incurred during the quarter, i.e. charter-in expenses that resulted from the higher than normal drydocking schedule. The Company's expanded drydocking disclosure in the Form 10-Q is set forth below for your reference:

"Drydocking

In the last three years, our fleet has grown from 12 to 34 vessels. These vessels must be drydocked two times every five years to coincide with special survey cycles. Thus, our fleet of 33 vessels at March 31, 2007, would result in 66 drydockings over 5 years or an average of three to four vessels per quarter. We also have a program to upgrade to our standards vessels that have been purchased in the last two years, and accordingly, we have made the decision to perform extensive steel renewals at each vessel's drydocking.

During the three months ended March 31, 2007, we drydocked seven vessels for a total of 212 drydock days and a capitalized cost of approximately $6.0 million. We expect the capitalized costs of the 13 vessels that will be drydocked during the remainder of 2007 to be approximately $12.0 million, which is consistent with our original estimate. Because of the higher number of vessels in drydock and the increased duration of drydocking, we estimate that during the first quarter we incurred additional incremental charter-in cost of approximately $1.1 million.  The impact on revenues due to the first quarter drydockings was largely offset due to efficient operational planning and a strong shipping market that permitted us to generate additional voyage revenue instead of ballasting the vessels (carry no cargo) while they were in route to the drydocking facilities.  We are unable to estimate at this time any potential impact on future earnings attributable to the higher than normal drydocking schedule for the remainder of 2007 because the effect on future earnings is dependent on future market conditions, including shipyard congestion, charter rates and cargo opportunities, as well as future vessel positions."

The Company intends to provide comparable disclosures regarding the Company's higher than normal 2007 drydocking schedule in future filings.

Comment 2

Note 2 — Summary of Significant Accounting Policies Revenue Recognition page F-8.

We note from your revenue recognition footnote that revenue from time charters in progess at year ended is calculated using the daily charter rate, net of daily expenses, multiplied by the number of days on-hire through year end. Based on this disclosure, it appears that you recognize time charter revenues net of daily expenses. In this regard, please explain why management believes the classification of such expenses is more appropriate in this manner as an offset to revenue, rather than reflecting these expenses as operating expenses and why your income statement margin analysis and ratios on pages 37 and 43 represent a more meaningful and appropriate presentation than an analysis that includes gross time charter revenues. Additionally, please tell us if you bear any risk for collection of such charges from the charterer and explain how you considered EITF Issue 99-19 and 00-10 in your presentation.

We also note that with respect to voyage charters you record voyage expenses on a percentage of completion basis by pro rating the estimated final voyage revenue and expenses using the ratio of voyage days completed through the balance sheet date to total voyage days. In this regard, please tell us how your accounting policy for the recognition of voyage and time charter expenses under your current method rather than as incurred complies with the guidance and methods prescribed in EITF No. 91-9. Also, please tell us whether your accounting treatment for the voyage and time charter expenses on an as incurred basis rather than under your current method would result in a material impact to the financial statements for any of the annual or quarterly periods presented and provide us with the analysis which supports your conclusions. We may have further comment upon receipt of your response,

Response 2 (first paragraph)

The Company recognizes time charter revenue on a gross basis with a separate gross presentation of expenses based on the guidance outlined in EITF Issue 99-19. In future filings, we intend to clarify the disclosure in the Summary of Significant Accounting Policies by removing the words “net of daily expenses” and adding the following sentence to describe our accounting policy: "Expenses related to the time charter, principally commissions, are expensed as incurred."

Applying the guidance in EITF Issue 99-19, the Company considered the eight "Indicators of Gross Revenue Reporting," including the fact that we assume credit risk on the transactions. Based on this analysis, the Company concluded that it has risks and rewards as a principal in the voyage and time charter transactions it enters into and, therefore, should record revenue gross based on the amount billed to customers. We believe that EITF Issue 00-10 is not applicable to the Company because paragraph 1 thereof, states, "This Issue excludes from its scope shipping and handling fees billed and costs incurred by shipping companies or businesses that provide those services on an outsourcing basis."

Response 2 (second paragraph)

Under a voyage charter, the Company is paid for the cargo transported and pays all voyage expenses applicable to the voyage such as fuel, commission, port call, stevedoring, and other cargo and miscellaneous voyage expense. Under a time charter, the Company is paid a fixed rate per on-hire day and all voyage expenses, with the exception of commission expense, are borne by the customer. Under both voyage and time charters, the Company is responsible for vessel operating expenses.

The impact of recording voyage expenses as incurred would not be materially different from our current method. This is largely due to the timing of when certain voyage costs are incurred and when certain materials are consumed. For example, fuel costs, which generally represent approximately 30-40% of voyage expenses, are treated as inventory and are charged to expense over the duration of the voyage as fuel is consumed.  In addition, typically half of port call, stevedore and other cargo and miscellaneous voyage expense, which represent approximately 45-55% of voyage expenses, are incurred at the beginning of the voyage when the cargo is loaded, with the remaining half incurred at the end of the voyage at the time of cargo discharge. Consequently, the pro-ration of this type of expense ratably over the length of the voyage is not materially different from recognizing it as incurred.

The table below shows income from operations, income available for common shareholders and voyage expenses, as reported in the Company's filing for the respective periods and demonstrates that the impact of recording all of the voyage expenses on an as incurred basis would not be materially different for any period presented below.
(In Thousands)	Effect of difference between voyage expense based on prorated method and incurred method - Increase (Decrease) to income	Income from operations	Net income available to common shareholders	Voyage expenses

Year 2004	$9	$48,204	$31,324	$60,692
Year 2005	$37	$64,250	$49,950	$75,291
Year 2006	$(340)	$52,183	$39,060	$83,254
1st Quarter 2006	$100	$10,808	$7,997	$22,737
2nd Quarter 2006	$(99)	$9,133	$6,934	$19,171
3rd Quarter 2006	$(131)	$15,867	$9,775	$21,857
4th Quarter 2006	$(210)	$16,375	$14,354	$19,489
1st Quarter 2005	$(144)	$18,383	$12,329	$18,375
2nd Quarter 2005	$(207)	$16,127	$10,931	$18,017
3rd Quarter 2005	$342	$15,463	$12,885	$17,540
4th Quarter 2005	$46	$14,277	$11,889	$21,359

For the reasons noted above, the Company concluded that recognizing voyage expenses ratably over the voyage would not result in a material difference from recognizing such costs as incurred as prescribed in EITF Issue 91-9, method 5. This conclusion is supported by the analysis above which demonstrates that the impact to the Company's financial statements for any of the annual or quarterly periods above would not exceed 1% and 2%, respectively of any of the captions included in the table, except for the third quarter of 2005, when the difference was 2.2%, 2.7% and 2.0% of income from operations, net income available to common shareholders and voyage expenses, respectively.

The Company intends to revise the disclosure in the Summary of Significant Accounting Policies in future filings to clarify the description of its accounting policy for the recognition of voyage and time charter expenses by adding the following sentence: "The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different from the method of recognizing such costs as incurred."

Comment 3

Change in Estimate, page F-9

We note from your disclosure that based on management’s review of condition and performance of the owned fleet, the estimated useful life of vessels was extended from 25 years to 30 years. Considering the significant impact this change in accounting estimate had on your statement of operations for 2006 and 2005, please tell us in detail the facts and circumstances, which lead to this change. Your response should include, but not be limited to, all factors used in your assessment including what others within your same industry are using as estimated useful life of vessels. We may have further comment after receipt of your response.

Response 3

The Staff previously addressed the matter of the Company's change in the estimated useful life of vessels in its review of the Company's Registration Statement on Form S-1 in 2005. Comment 11 in the Staff's letter dated May 27, 2005 requested details on the facts and circumstances leading up to the Company's change in estimated useful life of vessels.  The Staff's comment number 11 and our response, which continues to represent our view on this matter, are set forth below for your reference:

Comment 11, SEC Letter dated May 27, 2005
We note that effective January 1, 2005 you changed the estimated useful life of vessels from 25 years to 30 years. Please provide us additional detail on the facts and circumstances leading up to this change in estimated useful life. As part of your response please explain why you believe this change in useful life represents a "change in estimate" rather than a "correction of an error" pursuant to APB 20. We may have future comments based on your response.

Response 11 to SEC Letter dated May 27, 2005
The company represents that it has operated older vessels during much of its history and the average age of vessels in its controlled fleet is now approximately 19 years. As the company expands its fleet with the acquisition of additional vessels, it determined that a review of vessel lives was appropriate. Therefore, it reexamined the estimated useful life of its vessels during the first quarter of 2005. At that time, the company had noted that one of its vessels, the Dakota Belle, already exceeded its estimated useful life while continuing to carry cargo without significant mechanical failure or interruption for repairs or classification defects. Several other vessels were nearing the limit of their original estimated useful lives, also without significant interruption in service. Based on its experience operating and maintaining these vessels, the company determined that a useful life of 25 years no longer appropriately reflected the expected future benefits to be derived from its vessels as their age approached or passed 25 years.

The company represents that a 25-year useful life is commonly employed in the shipping industry and was appropriate for the vessels comprising its fleet and for the cargoes it carried. Over time, however, changes in the types of vessels owned and the cargoes carried, together with improved maintenance and dry-docking experience, have led to less wear and tear and better performance from the company's fleet. Based on this experience, the company concluded that a useful life of 30 years is appropriate and accurately reflects depreciation expense. The company respectfully submits that this change is properly considered a change in estimate, not a correction of an error, because it was prompted by the continuing process of obtaining information regarding its depreciable assets, including its experience operating the Dakota Belle, which yielded better insight into the expected future benefits to be derived from such assets, not a determination that information it possessed in prior periods had been misapplied.

In addition to the factors discussed in our May 31, 2005 response, we also considered the following factors in our evaluation and determination:

•
Our prior experience - As previously noted above we have employed a vessel that is over 25 years of age and are currently employing several vessels that are 23 and 24 years of age without significant mechanical failure or interruption for repairs or classification defects.  We understand that the Dakota Belle, discussed in our prior response but sold in 2006, remains in service.

•	Type of cargo carried - We considered the types of cargo carried and the effect the type of cargo might have on the future useful life of the vessels.

•	Our multipurpose tweendecker vessels carry cargos such as finished steel products, metal concentrates and rolling stock, that typically do not stress the structure of the vessel or expose the vessel to corrosive agents.

•
Our bulk carriers occasionally transport products of a corrosive nature such as salt or fertilizer, but they are subject to maintenance and cleaning routines designed specifically to mitigate any damages that could affect their useful life.

•
Our maintenance program - We do not use third-party ship managers to manage our vessels because we feel that third-party ship managers often lack the dedication and commitment to maintaining the vessels to our high standards. Managing our own vessels allows us to closely monitor the condition of each vessel and better supervise repairs and maintenance. This improved monitoring and supervision improves the operating efficiency of the vessel and thus extends a ship's useful life.

•
Potential technological obsolescence - We considered the potential impact of any technological changes that might affect our vessels’ ability to be used beyond 25 years of age. We noted no current or potential technological changes that would make our vessels inefficient and uneconomical to operate beyond 25 years.

•
Potential functional obsolescence - We considered the potential impact of any functional obsolescence that might affect our vessels ability to be used beyond 25 years of age. We noted no potential functional obsolescence that would keep our vessels from being used beyond 25 years.

•
Regulatory or statutory restrictions - We considered existing regulatory and statutory restrictions that might affect our vessels ability to be used beyond 25 years of age. We noted no regulatory or statutory restrictions that would keep our vessels from operating beyond 25 years, provided the vessels remain in class with their respective classification societies.

Comment 4

Note 17 — Related Party Transactions Charter Broker page F-26

We note from your disclosure that in December 2005, the parent entity of TNA was dissolved and on December 29, 2005 Mr. Bayley (a shareholder) transferred his entire interest in TNA to the Company. In this regard, please tell us and disclose in your filing your accounting used in this transaction. Your response should include, but should not be limited to a description of the types of assets and liabilities that were transferred to you and the basis used to account for this transaction (i.e. historical or fair value), supported with the accounting literature used to support your accounting treatment.

Response 4

Mr. Bayley held, through Underford Marine Ltd, a 40.6% direct and indirect voting interest and a 5.0% direct and indirect economic interest in TNA at the time of the transfer.   The Company, through a wholly owned subsidiary, held a 59.4% indirect voting interest and a 95.0% indirect economic interest in TNA at the time of the transfer.  The ownership chart and table, at the time of the transfer, is shown below:

	Shares Owned	Percentage	Shareholder
Class A voting	40	4%	Underford Marine Ltd (owned by Mr. Bayley)
Class A voting	60	6%	Liner Holdings LLC
Class B non voting	900	90%	Liner Holdings LLC
	1,000

	Voting Rights		Economic Interest

Bayley's interest held through a 100% ownership interest in Underford Marine Ltd., which had a 40% direct ownership interest in TNA	40.0%		4.0%

Bayley's interest held through a 100% ownership interest in Underford Marine Ltd. which had a 1% ownership interest in Liner Holdings LLC. Liner Holdings LLC held a direct ownership in TNA.	0.6%	40.6%	1.0%	5.0%

TBS International Limited holds a 100% interest in TBS Worldwide which held a 99% ownership interest in Liner Holdings LLC.		59.4%		95.0%
		100.0%		100.0%

TNA operates a marine vessel pool for vessels owned by wholly owned subsidiaries of the Company. All earnings of the pool are distributed to the vessel owners in return for the placement of their vessels into the pool and consequently, TNA does not have retained earnings. TNA does not have any employees and relies on TBS Shipping Services Inc., which is a wholly owned subsidiary of TBS International Limited, to conduct substantially all its operations. TNA has no marketing-related, customer-related, contract-based, or technology-based intangibles. At the time of the transfer in December 2005, TNA had a net book value of $5,000 that approximated fair value.  The fair value of asset acquired less liabilities assumed by the Company amounted to $250 as shown in the computation below:

Fair value of asset less liabilities at the time of transfer	$5,000
Bayley's share of TNA	5%
Bayley's share of the fair value of asset transferred less liabilities assumed	$250

Paragraph 14 in Statement of Financial Accounting Standard No. 141, "Business Combinations" states that the acquisition of some or all of the noncontrolling equity interests in a subsidiary should be accounted for using the purchase method. The Company used historic or book basis in accounting for the transaction because it did not materially differ from fair value at the time of the transfer. Due to the insignificant value of Mr. Bayley’s interest in TNA, Mr. Bayley transferred his interest in TNA for no consideration. We disclosed the transfer of Mr. Bayley's ownership interest due to its related party nature; however we respectfully submit that due to the insignificant value of the interest transferred, no additional disclosure is required.

Comment 5

Note 26 — Selected Quarterly Financial Information (unaudited) .

In accordance with Item 302(a)(3) of Regulation S-K, please revise your disclosure in future filings to describe or cross-reference the effects of any unusual or infrequently occurring items recognized in any of the quarters that have materially affected the comparability of the information presented. For example, we note that you generated significantly less income from operations and net income available for common shareholders in the first and second quarters of fiscal 2006 than in other quarters relative to the amount of revenues recognized.

Response 5

We note the Staff's comment and respectfully submit that the decrease in income from operations and net income available for common shareholders during the first and second quarters of fiscal 2006 was disclosed in Managements' Discussion and Analysis and the decrease was not due to any unusual or infrequently occurring items. In future filings we will continue to describe or cross-reference the effects of any unusual or infrequently occurring items recognized in any of the quarters that have materially affected the comparability of the information presented.

***

The Company hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
(ii)	Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii)	the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments. If you have any additional comments or questions, please contact the undersigned at (914) 233-1123.

Very truly yours,

/s/ Ferdinand V. Lepere

Ferdinand V. Lepere
Chief Financial Officer

cc: Jeff Jaramillo, SEC Staff
      Jonathan Sackstein, PricewaterhouseCoopers LLP
      Steven Finley, Gibson Dunn & Crutcher LLP